UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.

File No. 0-50651 - CF#30988

Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Santarus, Inc. excluded from the Exhibits to a Form 10-K filed on March 5, 2012.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.47   through June 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary